# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liberty Media Corp, CIK 0001560385
CUSIP: 531229771
Title of class of securities: Series A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 11/04/2026
Amends the filing with accession number 0001104659-13-003856
Filed by CIK 0000937797
Persons authorized to receive notices and communications: John C. Malone, c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, (720) 875-5400

## Reporting persons
- John C. Malone (CIK 0000937797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 848,704; shared voting power 7,066; sole dispositive power 848,704; shared dispositive power 7,066; aggregate amount beneficially owned 855,770 (3.5% of the class)
  Comment: Note to Rows 7, 9 and 11:
  
  (A) Includes 56,375 shares of Liberty Media Corporation's (the "Issuer") Series A common stock, par value $0.01 per share (the "Series A Common Stock"), held in a revocable trust (the "LM Revocable Trust") with respect to which John C. Malone ("Mr. Malone") and Mr. Malone's wife, Mrs. Leslie Malone ("Mrs. Malone"), are trustees. Mrs. Malone has the right to revoke the LM Revocable Trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.
  
  (B) Includes 62,500 shares of Series A Common Stock held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership.
  
  (C) Includes 673,398 shares of Series A Common Stock held in a revocable trust (the "JM Revocable Trust") with respect to which Mr. Malone is trustee. Mr. Malone has the right to revoke the JM Revocable Trust at any time.
  
  (D) Includes 56,431 shares of Series A Common Stock held by JCM Racing, LLC ("JCM Racing").
  
  Note to Rows 8 and 11:
  
  Includes 7,066 shares of Series A Common Stock held by two trusts (the "Trusts"), one of which is managed by an independent trustee and the other of which is managed by an independent trustee and one of Mr. Malone's adult children, and of which the beneficiaries are Mr. Malone's adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.
  
  Note to Row 13:
  
  Calculated based upon 24,605,658 shares of Series A Common Stock outstanding, consisting of the 23,991,058 shares outstanding as of July 31, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the SEC on August 6, 2026, plus 614,600 shares of Series A Common Stock issued in the Transactions (as defined below).

## Item 1. Security and Issuer
Title of class of securities: Series A common stock, par value $0.01 per share
Name of issuer: Liberty Media Corp
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Comment: This Amendment No. 11 to Schedule 13D (this "Amendment," and together with the Schedule 13D (as defined below), the "Statement") amends the statement on Schedule 13D originally filed by John C. Malone ("Mr. Malone" or the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on January 22, 2013 (the "Original Statement"), as amended by Amendment No. 1 filed with the SEC by Mr. Malone on December 27, 2013 ("Amendment No. 1"), Amendment No. 2 filed with the SEC by Mr. Malone on April 27, 2016 ("Amendment No. 2"), Amendment No. 3 filed with the SEC by Mr. Malone on September 14, 2016 ("Amendment No. 3"), Amendment No. 4 filed with the SEC by Mr. Malone on July 30, 2021 ("Amendment No. 4"), Amendment No. 5 filed with the SEC by Mr. Malone on June 8, 2023 ("Amendment No. 5"), Amendment No. 6 filed with the SEC by Mr. Malone on July 20, 2023 ("Amendment No. 6"), Amendment No. 7 filed with the SEC by Mr. Malone on August 8, 2023 ("Amendment No. 7"), Amendment No. 8 filed with the SEC by Mr. Malone on December 11, 2023 ("Amendment No. 8"), Amendment No. 9 filed with the SEC by Mr. Malone on September 11, 2024 ("Amendment No. 9") and Amendment No. 10 filed with the SEC by Mr. Malone on March 31, 2026 ("Amendment No. 10" and, together with the Original Statement and Amendment Nos. 1 through 9, the "Schedule 13D"), and relates to the Series A common stock, par value $0.01 per share (the "Series A Common Stock"), of Liberty Media Corporation, a Nevada corporation (the "Issuer"). The Series A Common Stock was previously designated Series A Liberty Formula One common stock, par value $0.01 per share. On May 12, 2026, the Issuer converted from a Delaware corporation to a Nevada corporation, and at the effective time of the conversion each outstanding share of Series A Liberty Formula One common stock automatically converted into one share of Series A Common Stock. This Amendment is filed to disclose that the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Series A Common Stock. Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 2. Identity and Background
Name of person filing: John C. Malone
Residence or business address: c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, CO 80112

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

Mr. Malone acquired beneficial ownership of the shares of Series A Common Stock reported on this Schedule 13D on November 4, 2026 in connection with the Transactions. The information set forth in Item 6 hereof is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby supplemented to include the following information:

Mr. Malone holds and has acquired the shares of Series A Common Stock described herein for investment purposes.
The information set forth in Item 6 of this Amendment and the exhibit listed in Item 7 of this Amendment are incorporated into this Item 4 by reference.

Prior to the completion of the Transactions, the Reporting Person beneficially owned 9.7% of the outstanding shares of Series A Common Stock. As a result of the completion of the Transactions, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Series A Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Malone beneficially owns 855,770 shares of Series A Common Stock (including (A) 56,375 shares held by the LM Revocable Trust, with respect to which Mr. Malone and his wife are trustees and as to which shares Mr. Malone disclaims beneficial ownership, (B) 62,500 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership, (C) 673,398 shares held by the JM Revocable Trust, with respect to which Mr. Malone is trustee, (D) 7,066 shares held by the Trusts, over which Mr. Malone has a right of substitution, one of which is managed by an independent trustee and the other of which is managed by an independent trustee and one of Mr. Malone's adult children, and the beneficiaries of which are Mr. Malone's adult children and as to which shares Mr. Malone disclaims beneficial ownership and (E) 56,431 shares held by JCM Racing), which represent approximately 3.5% of the outstanding shares of Series A Common Stock, calculated based upon 24,605,658 shares of Series A Common Stock outstanding, consisting of the 23,991,058 shares outstanding as of July 31, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the SEC on August 6, 2026, plus 614,600 shares of Series A Common Stock issued in the Transactions.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Malone and, to his knowledge, the LM Revocable Trust, the Malone Family Land Preservation Foundation, the JM Revocable Trust and JCM Racing each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Series A Common Stock. The Trusts hold 7,066 shares of Series A Common Stock as to which Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone's knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Series A Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.
Transactions in the class effected during the past sixty days: Other than as described herein, Mr. Malone has not effected any transactions in the Series A Common Stock during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On November 4, 2026, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Series A Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to read as follows:

New Exchange Agreement

On November 4, 2026 (the "Exchange Date"), the Issuer entered into an Exchange Agreement (the "Exchange Agreement"), by and among the Issuer, Mr. Malone and certain related entities (the "Malone Holders"). Pursuant to the Exchange Agreement, the Malone Holders transferred to the Issuer an aggregate of 2,316,537 shares of Series B Common Stock of the Issuer, par value $0.01 per share (the "Series B Common Stock"), and, in exchange therefor (the "Exchange"), the Issuer issued to the Malone Holders an aggregate of 602,302 shares of Series A Common Stock and 5,420,699 shares of Series C Common Stock of the Issuer, par value $0.01 per share (the "Series C Common Stock"). The shares of Series B Common Stock transferred to the Issuer in the Exchange were cancelled and retired. Immediately following the Exchange, the Issuer issued to the JM Revocable Trust an additional 12,298 shares of Series A Common Stock and 63,378 shares of Series C Common Stock (collectively, the "Adjustment Shares") with respect to the 47,297 shares of Series C Common Stock held by the JM Revocable Trust that were exchangeable into Series B Common Stock in certain circumstances under the Existing Exchange Agreement (as defined below). Those 47,297 shares of Series C Common Stock remain outstanding and were retained by the JM Revocable Trust. The Exchange and the issuance of the Adjustment Shares (together, the "Transactions") were completed concurrently with execution of the Exchange Agreement. As a result of the completion of the Transactions, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Series A Common Stock and, following the Transactions, beneficially owns 855,770 shares of Series A Common Stock.

The Exchange Agreement is included as Exhibit 7(a) to this Amendment. The foregoing description of the Exchange Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the Exchange Agreement which is incorporated herein by reference.

Existing Exchange Agreement

As previously disclosed, under the Exchange Agreement, dated as of July 28, 2021, by and among Mr. Malone, the JM Revocable Trust and the Issuer (the "Existing Exchange Agreement"), Mr. Malone agreed to an arrangement under which his aggregate voting power in the Issuer would not exceed 49% plus 0.5% (under certain circumstances), including through "Reverse Exchanges" of shares of Series B Common Stock for shares of Series C Common Stock. Pursuant to the Exchange Agreement, effective as of the closing of the Transactions, the Existing Exchange Agreement was terminated by mutual written consent, subject to and in accordance with the terms of the Exchange Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to read as follows:

7(a) Exchange Agreement, dated as of November 4, 2026, by and among Liberty Media Corporation, John C. Malone and the persons named therein (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 5, 2026).

## Signatures
- John C. Malone: /s/ John C. Malone, John C. Malone (11/05/2026)